November 10, 2020
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Tim Buchmiller

Re:	Axovant Gene Therapies Ltd.
Registration Statement on Form S-4
File No. 333-249279

Acceleration Request
Request Date: Thursday, November 12, 2020
Request Time: 5:00 P.M. Eastern Standard Time

Ladies and Gentleman:
Axovant Gene Therapies Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m. Eastern Time on November 12, 2020, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.
Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Company at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.
[Signature Page Follows]

Very truly yours,
Axovant Gene Therapies Ltd.

By:	/s/ David Nassif
David Nassif
Principal Financial Officer

cc:	Pavan Cheruvu, Axovant Gene Therapies Ltd.
John McKenna, Cooley LLP
Milson Yu, Cooley LLP